BioLife4D Corporation

318 Half Day Road, Suite 201

Buffalo Grove, IL 60089

(224) 602-9569

December 21, 2017

Securities Exchange Commission

Re:	BioLife4D Corporation (the “Company”)
Offering Statement on Form 1-A Withdrawal of Qualification Request

To whom it may concern:

On behalf of the Company, I respectfully request that the qualification previously requested on December 21st be withdrawn.

Sincerely,

Steven Morris

CEO